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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                  Advocat Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    007586100
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                                 (CUSIP Number)

                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 007586100

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bristol Investment Fund, Ltd.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Cash
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Cayman Islands
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               7.   Sole Voting Power
  NUMBER OF         159,361
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           159,361
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     159,361
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     2.75%
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14.  Type of Reporting Person (See Instructions)
     CO
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CUSIP No. 007586100

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oakdale Capital Partners I, LP
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     Cash
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     Delaware
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               7.   Sole Voting Power
  NUMBER OF         119,600
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           119,600
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     119,600
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     2.0645%
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14.  Type of Reporting Person (See Instructions)
     CO
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

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

This statement relates to the shares of common stock (the "Shares") of Advocat Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 1621 Galleria Boulevard, Brentwood, TN 37027.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of all persons and entities and participants of Bristol Investment Fund, Ltd., an entity organized under the laws of the Cayman Islands ("Bristol") and Oakdale Capital Partners I, LP, an entity incorporated under the laws of Delaware ("Oakdale"). Bristol and Oakdale are collectively referred to herein as the "Reporting Persons." Bristol is a privately held fund that invests primarily in publicly-traded growth companies through the purchase of various securities in private placement transactions. The address of Bristol's registered office is Caledonian Fund Services (Cayman) Limited, 69 Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware ("BCA"), is the investment advisor to Bristol and has sole voting and dispositive power over the shares held by Bristol. Oakdale is a privately held fund investing in unvalued publicly traded securities, with a principal place of business at 33 West 19th Street, 3rd floor, New York, NY 10011. Oakdale Capital Management, LLC, an entity organized under the laws of the State of Delaware ("OCM"), is the investment advisor to Oakdale and has sole voting and dispositive power over the shares held by Oakdale. Each of the Reporting Persons disclaims beneficial ownership of any shares beneficially owned by the any of the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint Filing Agreement attached as Exhibit No. 1. Accordingly, the Reporting Persons are hereby filing a Joint Schedule 13D. During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Bristol purchased its 159,361 Shares for approximately $2,223,252 in cash. Oakdale purchased its 119,600 Shares for approximately $1,764,100 in cash.


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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired Shares to establish investment positions in the Issuer. Subject to market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

On August 23, 2006, BCA and OCM sent a letter to the Chief Executive Officer of the Issuer. The letter is filed as Exhibit No. 2 to this Schedule 13D and is incorporated herein by reference. The letter requests that the Issuer consider the issue of the undervaluation of the Issuer's common stock and the Issuer's future financing needs. The letter also urges the Issuer to consider carefully any potential acquisitions and discuss such options with the Reporting Persons.

The Reporting Persons reserve the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, change its intention with respect to any and all matters referred to in this Item 4. However, the Reporting Persons do not currently have any intention to call a special meeting, to solicit proxies, to oppose management and the board of directors' director nominees or other proposed actions, although they reserve the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Schedule 13D, (i) Bristol owns 159,361 Shares, which represents approximately 2.75% of the Shares outstanding, and (ii) Oakdale owns 119,600 Shares, which represents approximately 2.0645% of the Shares outstanding. The aggregate percentage of Shares reported to be owned by each Reporting Person is based upon 5,793,287 Shares outstanding, which is the total number of Shares outstanding as of August 1, 2006 as reported in the Issuer's quarterly report on Form 10Q, as filed with the Securities and Exchange Commission on August 9, 2006.

         (b) Paul Kessler as Manager of BCA has sole power to vote and dispose of the Shares owned by Bristol, but Mr. Kessler disclaims beneficial ownership of the Shares owned by Bristol. David Cheng as Managing Member of OCM has sole power to vote and dispose of the Shares owned by Oakdale, but Mr. Cheng disclaims beneficial ownership of the Shares owned by Oakdale.

         (c) Schedule A annexed hereto lists all transactions in the Shares during the last sixty days by the Reporting Persons. All such transactions were effected in the open market.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Joint Filing Agreement by and among Bristol Investment Fund, Ltd. and Oakdale Capital Partners I, LP, dated August 23, 2006.

     2.   Letter to Chief Executive Officer, dated August 18, 2006.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  August 23, 2006

BRISTOL INVESTMENT FUND, LTD.               OAKDALE CAPITAL PARTNERS I, LP


By: /s/ Paul Kessler                        By: /s/ David Cheng


                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days

     (transactions listed below were executed on the open market by Bristol Investment Fund, Ltd.; no transactions executed by Oakdale Capital Partners I,
                              LP in past 60 days)


Date           Transaction      Shares of Common Stock       Price per Share ($)
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07/11/06            Buy                  22,700                  $14.8156
07/13/06            Buy                  10,000                  $14.2974
07/14/06            Buy                  14,500                  $14.0497
07/17/06            Buy                  10,000                  $14.0031
07/17/06            Sale                 200                     $14.0000
07/21/06            Buy                  4,700                   $13.8904
07/24/06            Buy                  3,490                   $13.8842
07/25/06            Buy                  10,300                  $13.7364
08/16/06            Buy                  20,000                  $14.2233
08/17/06            Buy                  3,800                   $13.5895


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Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 23, 2006 (including amendments thereto) with respect to the Common Stock of Advocat Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  August 23, 2006

BRISTOL INVESTMENT FUND, LTD.               OAKDALE CAPITAL PARTNERS I, LP


By: /s/ Paul Kessler                        By: /s/ David Cheng


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Exhibit 2


August 18, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. William R. Council, III
President and Chief Executive Officer
Advocat Inc.
1621 Galleria Boulevard
Brentwood, Tennessee 37027

Dear Mr. Council:

         Bristol Investment Fund, Ltd. and Oakdale Capital Partners I, LP (collectively, "we") are the beneficial owners of a total of approximately 4.8% of the outstanding common stock of Advocat Inc. ("Advocat" or the "Company").

         Thank you for taking the time to meet with us on August 15, 2006 to update us on the progress at Advocat. We remain as excited as you are regarding the host of growth opportunities of which you and your team are currently taking advantage and look forward to continued updates on your progress. In particular, we are excited by the potential increase in Medicare patients in conjunction with the overall potential increase in occupancy following your first renovation project. An increase of occupancy from 57% to 75% in 6 months at one facility is impressive enough without taking into account that roughly 50% of those patients were Medicare patients. Well done. In light of this, we feel there is tremendous cash flow growth opportunity for Advocat above and beyond that which can be found at other similar nursing home companies.

         However, we would like to talk with you about the current undervaluation in the Company's market value. Based on the closing price on August 18, 2006, Advocat is trading at roughly 6.5x earnings and 7.5x free cash flow. While we are pleased with your efforts to address these issues by working with your auditor to remove the "going concern" qualification, as well as working towards a NASDAQ relisting, we feel there might be a misunderstanding in the public equity market with respect to a perceived overhang associated with the potential litigation liability. As such, and as a testament to the large free cash flow being generated by the Company, we invite you to talk with us and some of our more trusted debt lenders about the possibility of providing financing should this ever become an issue that is beyond of the scope of the current free cash flow of the Company. While you and your team have made great strides in mitigating the situation, we remain committed as investors to help you resolve any potential overhang issues.

         In addition, while we are certain you are aware of the undervaluation of the Company, we would also like to reiterate our concerns regarding any potential premature acquisitions you may be considering in light of the tremendous upside opportunity available in reinvesting in your own Company. While the undervaluation in the stock leads to interesting investment opportunities for new shareholders, an improperly valued stock currently prevents you from using your stock as currency for any acquisitions that may present themselves. As such, we feel your should continue to meet with institutional investors sophisticated enough to understand the growth opportunities at Advocat. While we were obviously disappointed by your verbal representation of the Board's rejection of our offer letter dated July 18, 2006 to acquire the Company for $16.80 per share, we remain committed investors and will leave the door open to discuss a potential acquisition when you and your Board of Directors feel the time is appropriate. I have included a copy of the offer letter for reference.

Yours truly,                               Yours truly,


Paul Kessler                               David Cheng
Manager                                    Managing Member
Bristol Capital Advisors, LLC              Oakdale Capital Management, LLC
(310) 696-0333 x110                        (310) 696-0333 x175